CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

July 27, 2009

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES SIGNING OF JOINT VENTURE AGREEMENT WITH ROCA MINES FOR

THE NUEVO MILENIO PROJECT

Vancouver, BC, July 27, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that it has entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in Cream’s Nuevo Milenio Project (“Nuevo Milenio”) contingent upon a US$12 million exploration expenditure by the fourth year of the option agreement date and the completion of a positive feasibility study by the seventh year of the option agreement date.

Cream is very pleased that Roca, after assessing several advanced stage project opportunities, has chosen to partner with Cream on Nuevo Milenio.  The Nuevo Milenio meets Roca’s criteria of revenue growth through the potential near-term development of new mining operations, exposure to additional mining friendly jurisdictions and diversification of metals production that could generate a natural hedge to global economic and financial conditions.

Cream’s 100% owned Nuevo Milenio silver-gold Project encompasses 2,560 Hectares (Ha) and is located in Nayarit State, Mexico. Nuevo Milenio is 27 kilometres (kms) driving distance (24 kms of which are by highway and paved roads, 3 kms are by gravel road) from Tepic, the capital of Nayarit State. Tepic is an important commercial centre with a population of over 300,000 people located 150 kms northeast of Puerto Vallarta.  Access to railway, airport, power lines and water are within reasonable distance of the Nuevo Milenio providing cost effective access to infrastructure.

The property contains low sulphidation, epithermal gold-silver resources comprised of mineralization in quartz veins and stockwork zones in Miocene volcanics within a collapsed caldera structure. Exploration work by Cream has outlined four mineralized zones consisting of sub-parallel vein-stockwork systems: the Veta Tomas, Dos Hornos 1, Dos Hornos 2, (“Dos Hornos Zone”) Once Bocas and Chacuaco Zones.  A resource estimate includes the Veta Tomas, Dos Hornos Zone and Once Bocas Zones which represent multiple mineralized systems and includes Spanish-era workings highlighting excellent ground conditions. The workings were clearly exploratory only and had limited production.

A revised National Instrument 43-101 Inferred Mineral Resources report was prepared by Mr. Fred Holcapek, P.Eng and was filed on December 24, 2008, based on exploration and drilling programs conducted between 2000 and 2007.  The report estimated an Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes.  The average grade was estimated at 1.6 g/t Gold and 251 g/t Silver. Particular attention was given to defining mineable widths of the veins and continuity of grade. It is important to note however that the estimate is based on low recoveries of core observed in the mineralized zones and is therefore likely to represent the low end of the range of actual tonnes and grade. This may be particularly true of many of the gold values in the assays as the loss of free-gold during the drilling process may have negatively impacted the assay results.

NUEVO MILENIO REVISED NI 43-101 INFERRED MINERAL RESOURCES
December 24, 2008

Dos Hornos (U/G)	Width (m)	Tonnes	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000 oz

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz

Roca intends to follow-up and expand on Cream’s excellent work to date by aggressively pursuing several clear opportunities at Nuevo Milenio including the following;

1.

More accurately assess the gold and silver grade of the three principal zones identified by Cream to date through new drilling and underground bulk sampling;

2.

Expand the known zones laterally and vertically through new drilling;

3.

Follow-up on many other geologically anomalous zones (including a 19.3 g/t gold zone in core unrelated to known structures; and several untested zones on the property);

4.

Upgrade and expand the resource from inferred through new drilling; and,

5.

Advance mine development plans for potential near-term operations.

In order to acquire a 50% legal and beneficial interest in Nuevo Milenio, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

•

US$1,000,000 by July 24 2010

•

US$3,500,000 by July 24 2011

•

US$7,000,000 by July 24 2012 and,

•

US$12,000,000 by July 24 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn a further 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party. Once Roca vests at 50% or 70% as applicable: Cream  and Roca will form a joint venture for further exploration and/or mine development work to be carried out on the property, with all further costs to be shared on a pro rata basis.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.